UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS CORPORATION

As at June 30, 2024 and December 31, 2023 and for the
three and six months ended June 30, 2024 and 2023

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2024	December 31, 2023
Assets
Current Assets
Cash and cash equivalents	3	$754	$772
Financial assets	4	50	77
Accounts and other receivable, net	6	1,364	1,352
Inventory, net	7	63	61
Other assets	10	524	489
		2,755	2,751
Non-Current Assets
Financial assets	4	274	147
Accounts and other receivable, net	6	1,971	2,217
Other assets	10	250	248
Property, plant and equipment	11	2,671	2,743
Deferred income tax assets		263	221
Intangible assets	12	6,411	6,931
Equity accounted investments	14	208	222
Goodwill	13	5,700	5,702
		$20,503	$21,182
Liabilities and Equity
Current Liabilities
Accounts payable and other	15	$2,794	$2,534
Non-recourse borrowings in subsidiaries of the company	17	238	793
Exchangeable and class B shares	5	1,375	1,501
		4,407	4,828
Non-Current Liabilities
Accounts payable and other	15	2,236	2,284
Non-recourse borrowings in subsidiaries of the company	17	8,094	8,030
Deferred income tax liabilities		1,184	1,280
		$15,921	$16,422
Equity
Brookfield Business Partners	21	$849	$880
Non-controlling interests		3,733	3,880
		4,582	4,760
		$20,503	$21,182

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2024	2023	2024	2023
Continuing operations
Revenues	20	$1,929	$1,908	$3,794	$3,773
Direct operating costs	19	(1,860)	(1,669)	(3,512)	(3,285)
General and administrative expenses		(77)	(63)	(141)	(124)
Interest income (expense), net		(203)	(233)	(413)	(445)
Equity accounted income (loss)	14	2	2	3	—
Impairment reversal (expense), net		—	(7)	(2)	(7)
Gain (loss) on acquisitions/dispositions, net	8	—	87	—	87
Remeasurement of exchangeable and class B shares	5	237	101	126	(20)
Other income (expense), net		(59)	171	(70)	133
Income (loss) before income tax from continuing operations		(31)	297	(215)	112
Income tax (expense) recovery
Current		16	(112)	(28)	(122)
Deferred		55	10	109	23
Net income (loss) from continuing operations		$40	$195	$(134)	$13
Discontinued operations
Net income (loss) from discontinued operations	9	—	(37)	—	(40)
Net income (loss)		$40	$158	$(134)	$(27)
Attributable to:
Brookfield Business Partners (1)		$124	$108	$(26)	$(32)
Non-controlling interests		(84)	50	(108)	5
		$40	$158	$(134)	$(27)
____________________________________
(1)Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share (“IAS 33”). See Note 2(d) for further details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2024	2023	2024	2023
Net income (loss)		$40	$158	$(134)	$(27)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(82)	41	(163)	44
Net investment and cash flow hedges	3	87	87	146	25
Taxes on the above items		(7)	(20)	(15)	—
Reclassification to profit or loss		(25)	(18)	(42)	(36)
Total other comprehensive income (loss)		(27)	90	(74)	33
Comprehensive income (loss)		$13	$248	$(208)	$6
Attributable to:
Brookfield Business Partners		$127	$138	$(45)	$(24)
Non-controlling interests		(114)	110	(163)	30
		$13	$248	$(208)	$6

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2024	$737	$637	$(129)	$(365)	$880	$3,880	$4,760
Net income (loss)	—	(26)	—	—	(26)	(108)	(134)
Other comprehensive income (loss)	—	—	—	(19)	(19)	(55)	(74)
Total comprehensive income (loss)	—	(26)	—	(19)	(45)	(163)	(208)
Contributions	—	—	—	—	—	28	28
Distributions and capital paid	—	—	—	—	—	(23)	(23)
Ownership changes and other	—	11	3	—	14	11	25
Balance as at June 30, 2024	$737	$622	$(126)	$(384)	$849	$3,733	$4,582
Balance as at January 1, 2023	$737	$118	$(161)	$(335)	$359	$3,712	$4,071
Net income (loss)	—	(32)	—	—	(32)	5	(27)
Other comprehensive income (loss)	—	—	—	8	8	25	33
Total comprehensive income (loss)	—	(32)	—	8	(24)	30	6
Contributions	—	—	—	—	—	478	478
Distributions and capital paid	—	—	—	—	—	(944)	(944)
Ownership changes and other	—	—	(8)	—	(8)	97	89
Balance as at June 30, 2023	$737	$86	$(169)	$(327)	$327	$3,373	$3,700
____________________________________
(1)See Note 18 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2024	2023
Operating Activities
Net income (loss) from continuing operations		$(134)	$13
Net income (loss) from discontinued operations	9	—	(40)
Net income (loss)		(134)	(27)
Adjusted for the following items:
Equity accounted earnings, net of distributions	14	7	9
Impairment expense (reversal), net		2	7
Depreciation and amortization expense	19	390	554
Gain on acquisitions/dispositions, net	8	—	(101)
Provisions and other items		48	(156)
Deferred income tax expense (recovery)		(109)	(61)
Remeasurement of exchangeable and class B shares	5	(126)	20
Changes in non-cash working capital, net	24	(97)	(314)
Cash from (used in) operating activities		(19)	(69)
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the company		702	845
Repayment of non-recourse borrowings in subsidiaries of the company		(817)	(617)
Proceeds from other financing		52	53
Repayment of other financing		(56)	(57)
Lease liability repayment		(35)	(62)
Capital provided by others who have interests in operating subsidiaries		15	942
Distributions to exchangeable shareholders	5	(9)	(9)
Proceeds from Brookfield Business Partners		401	97
Payment to Brookfield Business Partners		(2)	(309)
Distributions and capital paid to others who have interests in operating subsidiaries		(17)	(1,122)
Cash from (used in) financing activities		234	(239)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		(35)	—
Property, plant and equipment and intangible assets		(154)	(333)
Financial assets and other		—	(2)
Dispositions
Subsidiaries, net of cash disposed	8	—	700
Property, plant and equipment and intangible assets		1	12
Financial assets and other		2	3
Net settlement of derivative assets and liabilities		(3)	(10)
Restricted cash and deposits		18	5
Cash from (used in) investing activities		(171)	375
Cash and cash equivalents
Change during the period		44	67
Impact of foreign exchange		(62)	33
Balance, beginning of year		772	736
Balance, end of period		$754	$836
Supplemental cash flow information is presented in Note 24.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
(a)Brookfield Business Corporation
Brookfield Business Corporation and its subsidiaries (the “company”) is an owner and operator of services and industrials operations on a global basis (the “businesses”). The company was formed as a corporation established under the Business Corporations Act (British Columbia) on June 21, 2021 and is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (the “partnership”, or collectively with its subsidiaries, excluding the company, “Brookfield Business Partners”). Brookfield Business Partners, the company and respective subsidiaries are referred to collectively as the “group”. Brookfield Corporation, formerly Brookfield Asset Management Inc. (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the group, “Brookfield”), is the ultimate parent of the company and the group. Brookfield Business Partners holds all the issued and outstanding class B shares and class C shares of the company as at June 30, 2024. The registered head office of the company is 250 Vesey Street, New York, NY 10281, United States. The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of the company are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC”. The exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of the partnership. Given the economic equivalence, the market price of the exchangeable shares will be significantly impacted by the market price of the LP Units and the combined business performance of the company and Brookfield Business Partners as a whole.
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Statement of compliance
The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim financial reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the annual audited financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.
The unaudited interim condensed consolidated financial statements were approved by the Board of Directors and authorized for issue on August 7, 2024.
(b)Basis of presentation
These unaudited interim condensed consolidated financial statements should be read in conjunction with the company’s December 31, 2023 audited financial statements. The unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in Note 2 of the December 31, 2023 audited financial statements, unless otherwise noted.
The results reported in these unaudited interim condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
All figures are presented in millions of U.S. dollars, unless otherwise noted.
The unaudited interim condensed consolidated financial statements have been prepared on the basis of historical cost except for certain financial instruments measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
(i)Global minimum top-up tax
The company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the six months ended June 30, 2024. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the company.
(c)Consolidation
These unaudited interim condensed consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the unaudited interim condensed consolidated statements of financial position.
(d)Earnings per Share
The company’s basic and diluted earnings per share have not been presented in the unaudited interim condensed consolidated financial statements. As outlined in Note 5, exchangeable shares and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned note for further details.
(e)Critical accounting judgements and measurement uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are not readily apparent from other sources. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
(f)New accounting policies adopted
The company has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2024.
(i)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The company adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the company’s unaudited interim condensed consolidated financial statements.
(g)Future changes in accounting policies
There are currently no other future changes to IFRS with expected material impacts on the company.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the details of financial instruments and their associated financial instrument classifications as at June 30, 2024:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$754	$754
Accounts and other receivable, net (current and non-current)	—	—	3,335	3,335
Financial assets (current and non-current) (1)	10	174	140	324
Total	$10	$174	$4,229	$4,413
Financial liabilities
Accounts payable and other (current and non-current) (1) (2)	$—	$52	$3,564	$3,616
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	8,332	8,332
Exchangeable and class B shares (3)	—	—	1,375	1,375
Total	$—	$52	$13,271	$13,323
____________________________________
(1)FVOCI includes derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 3(a) below.
(2)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $1,414 million.
(3)Class C shares are also classified as financial liabilities due to their cash redemption feature, however, these shares meet certain qualifying criteria and are therefore presented as equity instruments in accordance with IAS 32. See Note 21 for additional information.
Included in cash and cash equivalents as at June 30, 2024 is $351 million of cash (December 31, 2023: $374 million) and $403 million of cash equivalents (December 31, 2023: $398 million).
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2023:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$772	$772
Accounts and other receivable, net (current and non-current)	—	—	3,569	3,569
Financial assets (current and non-current) (1)	9	55	160	224
Total	$9	$55	$4,501	$4,565
Financial liabilities
Accounts payable and other (1) (2)	$—	$48	$3,386	$3,434
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	8,823	8,823
Exchangeable and class B shares (3)	—	—	1,501	1,501
Total	$—	$48	$13,710	$13,758
____________________________________
(1)FVOCI includes derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 3(a) below.
(2)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and other liabilities of $1,384 million.
(3)Class C shares are also classified as financial liabilities due to their cash redemption feature, however, these shares meet certain qualifying criteria and are therefore presented as equity instruments in accordance with IAS 32. See Note 21 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
(a)Hedging activities
Net investment hedges
The company uses foreign exchange derivative contracts to manage foreign currency exposures arising from net investments in foreign operations. For the three and six month period ended June 30, 2024, a pre-tax net gain of $56 million and $65 million (June 30, 2023: pre-tax net loss of $2 million and $13 million, respectively), was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at June 30, 2024, there was a derivative asset balance of $61 million (December 31, 2023: $1 million) and derivative liability balance of $34 million (December 31, 2023: $42 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The company uses foreign exchange contracts and option contracts to hedge highly probable future transactions and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the three and six month period ended June 30, 2024, a pre-tax net gain of $31 million and $81 million (June 30, 2023: pre-tax net gain of $89 million and $38 million, respectively) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at June 30, 2024, there was a derivative asset balance of $113 million (December 31, 2023: $54 million) and a derivative liability balance of $18 million (December 31, 2023: $6 million) relating to the derivative contracts designated as cash flow hedges.
(b)Fair value hierarchical levels – financial instruments
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at June 30, 2024 and December 31, 2023:

	June 30, 2024		December 31, 2023
(US$ MILLIONS)	Level 1	Level 2	Level 1	Level 2
Financial assets
Derivative assets	—	174	—	55
Other financial assets	10	—	9	—
	$10	$174	$9	$55
Financial liabilities
Derivative liabilities	$—	$52	$—	$48
	$—	$52	$—	$48
There were no financial instruments with significant Level 3 inputs as at June 30, 2024 and December 31, 2023.
There were no transfers between levels during the six months ended June 30, 2024.
NOTE 4. FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Current
Restricted cash	45	52
Derivative assets	5	10
Other financial assets	—	15
Total current	$50	$77
Non-current
Restricted cash	24	25
Derivative assets	169	45
Loans and notes receivable	71	68
Other financial assets	10	9
Total non-current	$274	$147

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 5. EXCHANGEABLE SHARES, CLASS B SHARES AND CLASS C SHARES
The exchangeable shares and the class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, the exchangeable shares and the class B shares were recognized at their fair values. Subsequent to initial recognition, the exchangeable shares and the class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one LP Unit.
During the six months ended June 30, 2024, 3 exchangeable shares were exchanged into LP Units (June 30, 2023: 622). As at June 30, 2024, the exchangeable shares and the class B shares were remeasured to reflect the closing price of one LP Unit, which was valued at $18.85 per unit. Remeasurement gains or losses associated with the exchangeable shares and class B shares are recorded in remeasurement of exchangeable and class B shares in the unaudited interim condensed consolidated statements of operating results. During the six months ended June 30, 2024, $9 million of dividends (June 30, 2023: $9 million of dividends) were declared on the outstanding exchangeable shares of the company and included in interest income (expense), net in the unaudited interim condensed consolidated statements of operating results.
The following table provides a continuity schedule of outstanding exchangeable shares, and the class B shares, along with the carrying value of the corresponding liability and remeasurement gains and losses:

(US$ MILLIONS, except as noted)	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable shares and class B shares
Balance as at January 1, 2024	72,954,450	1	$1,501
Shares exchanged to LP Units	(3)	—	—
Remeasurement (gains) losses	—	—	(126)
Balance as at June 30, 2024	72,954,447	1	$1,375
Similar to the exchangeable shares and class B shares, the class C shares are classified as liabilities due to their cash redemption feature. However, the class C shares, the most subordinated class of all the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 21 for further details related to class C shares.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Current, net	$1,364	$1,352
Non-current, net
Accounts receivable	77	283
Retainer on customer contract	77	70
Billing rights	668	733
Loan receivable from Brookfield Business Partners (1)	1,149	1,131
Total non-current, net	$1,971	$2,217
Total	$3,335	$3,569
____________________________________
(1)See Note 22 for additional information.
Non-current billing rights primarily represent unbilled rights from the company’s water and wastewater operation in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The company’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at June 30, 2024 was $53 million (December 31, 2023: $120 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Raw materials and consumables	$49	$52
Finished goods and other	14	9
Carrying amount of inventories	$63	$61
NOTE 8. DISPOSITIONS
(a)Dispositions completed in the six months ended June 30, 2024
For the six-month period ended June 30, 2024, the company did not recognize any gains or losses on dispositions.
(b)Dispositions completed in the six months ended June 30, 2023
Dealer software and technology services operation
On May 1, 2023, the company’s dealer software and technology services operation completed the sale of its non-core division servicing the heavy equipment sector for consideration of approximately $490 million, resulting in a gain of $87 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/ dispositions, net.
Power delivery business
During February 2023, the company’s nuclear technology services operation, which was subsequently sold in November 2023, completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a gain of $14 million recorded in the unaudited interim condensed consolidated statements of operating results. See Note 9 for additional information.
NOTE 9. DISCONTINUED OPERATIONS
The revenues and expenses related to the company’s nuclear technology services operation, which the company sold in November 2023, have been presented in the unaudited interim condensed consolidated statements of operating results for the three and six months ended June 30, 2023 as a discontinued operation.
Operating results of the discontinued operation for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Revenues	$—	$1,006	$—	$2,062
Direct operating costs	—	(897)	—	(1,832)
General and administrative expenses	—	(54)	—	(100)
Interest expense, net	—	(74)	—	(141)
Equity accounted income (loss)	—	1	—	—
Gain on acquisitions/dispositions, net	—	—	—	14
Other income (expenses), net	—	(26)	—	(45)
Income (loss) before income tax	—	(44)	—	(42)
Current and deferred taxes	—	7	—	2
Net income (loss) from discontinued operations	$—	$(37)	$—	$(40)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
Net income (loss) attributable to Brookfield Business Partners and non-controlling interests for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Income (loss) from continuing operations attributable to:
Brookfield Business Partners	$124	$116	$(26)	$(27)
Non-controlling interests	(84)	79	(108)	40
Total	$40	$195	$(134)	$13

Income (loss) from discontinued operations attributable to:
Brookfield Business Partners	$—	$(8)	$—	$(5)
Non-controlling interests	—	(29)	—	(35)
Total	$—	$(37)	$—	$(40)
Comprehensive income (loss) attributable to Brookfield Business Partners and non-controlling interests for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Comprehensive income (loss) from continuing operations attributable to:
Brookfield Business Partners	$127	$151	$(45)	$(9)
Non-controlling interests	(114)	156	(163)	94
Total	$13	$307	$(208)	$85

Comprehensive income (loss) from discontinued operations attributable to:
Brookfield Business Partners	$—	$(13)	$—	$(15)
Non-controlling interests	—	(46)	—	(64)
Total	$—	$(59)	$—	$(79)
The net cash flows attributable to the operating, investing and financing activities of the discontinued operation for the six months ended June 30, 2024 and 2023 were as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2024	2023
Operating cash flows	$—	$(62)
Financing cash flows	—	(58)
Investing cash flows	—	197
Net cash flows	$—	$77

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 10. OTHER ASSETS

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Current
Work in progress (1)	$167	$167
Prepayments and other assets	342	305
Assets held for sale	15	17
Total current	$524	$489
Non-current
Prepayments and other assets	$250	$248
Total non-current	$250	$248
____________________________________
(1)See Note 16 for additional information.
NOTE 11. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the six-month period ended June 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Gross carrying amount
Balance at beginning of period	$3,398	$4,810
Additions (cash and non-cash)	83	422
Dispositions	(22)	(1,785)
Foreign currency translation and other	(75)	(49)
Balance at end of period	$3,384	$3,398
Accumulated depreciation and impairment
Balance at beginning of period	$(655)	$(1,045)
Depreciation and impairment expense	(92)	(317)
Dispositions	18	705
Foreign currency translation and other	16	2
Balance at end of period	$(713)	$(655)
Net book value (1)	$2,671	$2,743
____________________________________
(1)Includes right-of-use assets of $222 million as at June 30, 2024 (December 31, 2023: $245 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 12. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the six-month period ended June 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Gross carrying amount
Balance at beginning of period	$8,163	$10,693
Additions	121	409
Dispositions	(1)	(3,182)
Acquisitions through business combinations	11	—
Foreign currency translation	(436)	243
Balance at end of period	$7,858	$8,163
Accumulated amortization
Balance at beginning of period	$(1,232)	$(1,398)
Amortization and impairment expense	(298)	(711)
Dispositions	1	929
Foreign currency translation	82	(52)
Balance at end of period	$(1,447)	$(1,232)
Net book value	$6,411	$6,931
Included within intangible assets are customer relationship intangible assets pertaining to continuing relationships with many of the company’s customers that contribute to the revenues and cash flows generated by the company’s respective operations. The company has recognized customer relationships from the acquisition of its dealer software and technology services operation in 2022. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach and have a carrying value of $3.1 billion as at June 30, 2024 with a remaining useful life of 13 years.
NOTE 13. GOODWILL
The following table presents the change in the balance of goodwill for the six-month period ended June 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Balance at beginning of period	$5,702	$6,914
Acquisitions through business combinations	24	—
Impairment losses	—	(599)
Dispositions	—	(577)
Foreign currency translation	(26)	(36)
Balance at end of period	$5,700	$5,702

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 14. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the six-month period ended June 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Balance at beginning of period	$222	$251
Dispositions	—	(17)
Share of net income (loss)	3	4
Distributions received	(10)	(23)
Foreign currency translation	(7)	7
Balance at end of period	$208	$222
NOTE 15. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Current
Accounts payable	$868	$849
Accrued and other liabilities	750	545
Lease liabilities	37	43
Financial liabilities (1)	113	109
Work in progress (2)	514	481
Provisions and decommissioning liabilities	512	502
Liabilities associated with assets held for sale	—	5
Total current	$2,794	$2,534
Non-current
Accounts payable	$82	$84
Accrued and other liabilities	317	312
Lease liabilities	247	269
Financial liabilities (1)	1,357	1,378
Work in progress (2)	27	20
Provisions and decommissioning liabilities	206	221
Total non-current	$2,236	$2,284
____________________________________
(1)Includes financial liabilities of $1,341 million ($65 million current and $1,276 million non-current) as at June 30, 2024, and $1,345 million ($64 million current and $1,281 million non-current) as at December 31, 2023 related to a failed sale and leaseback of hospitals.
(2)See Note 16 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 16. CONTRACTS IN PROGRESS

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Contract costs incurred to date	$11,938	$13,272
Profit recognized to date (less recognized losses)	(99)	117
	$11,839	$13,389
Less: progress billings	(12,213)	(13,723)
Contract work in progress (liability)	$(374)	$(334)
Comprising:
Amounts due from customers – work in progress	$167	$167
Amounts due to customers – creditors	(541)	(501)
Net work in progress	$(374)	$(334)
NOTE 17. BORROWINGS
Current and non-current non-recourse borrowings in subsidiaries of the company as at June 30, 2024, net of deferred financing costs, premiums and discounts were $238 million and $8,094 million (December 31, 2023: $793 million and $8,030 million). Non-recourse borrowings in subsidiaries of the company include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
The company has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities, and notes and debentures which are subject to fixed or floating rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The company’s operations are currently in compliance with all covenant requirements, and the company continues to work with its subsidiaries to monitor performance against such covenant requirements.
NOTE 18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Business Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to Brookfield Business Partners for the six-month period ended June 30, 2024 and 2023:

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2024	$(427)	$62	$(365)
Other comprehensive income (loss)	(63)	44	(19)
Balance as at June 30, 2024	$(490)	$106	$(384)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(466)	$131	$(335)
Other comprehensive income (loss)	13	(5)	8
Balance as at June 30, 2023	$(453)	$126	$(327)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 19. DIRECT OPERATING COSTS
The company has no key employees or directors and does not remunerate key management personnel. Key decision makers of the company are all employees of the ultimate parent company or its subsidiaries, which provide management services under the Master Services Agreement with Brookfield (“Master Services Agreement”). Details of the allocations of costs incurred by Brookfield on behalf of the company are disclosed in Note 22.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Inventory costs	$123	$129	$245	$262
Subcontractor and consultant costs	782	589	1,379	1,140
Concession construction materials and labor costs	38	85	78	160
Depreciation and amortization expense	194	188	390	374
Compensation	463	440	902	867
Other direct costs	260	238	518	482
Total	$1,860	$1,669	$3,512	$3,285
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 20. REVENUES
(a)Timing of recognition of revenues from contracts with customers
The following table summarizes the company’s revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and six months ended June 30, 2024 and 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Timing of revenue recognition
Goods and services provided at a point in time	$714	$711	$1,428	$1,419
Services transferred over a period of time	1,215	1,196	2,366	2,353
Total revenues from contracts with customers	1,929	1,907	3,794	3,772
Other revenues	—	1	—	1
Total revenues	$1,929	$1,908	$3,794	$3,773
(b)Revenues by geography
The following table summarizes the company’s total revenues by geography for the three and six months ended June 30, 2024 and June 30, 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
United Kingdom	$250	$235	$463	$412
United States of America	299	429	753	883
Australia	1,118	928	2,037	1,874
Canada	60	69	130	135
Brazil	197	243	403	462
Other	5	4	8	7
Total revenues	$1,929	$1,908	$3,794	$3,773
NOTE 21. EQUITY
The following table provides a continuity of the company’s outstanding equity for the six-month period ended June 30, 2024:

	Class C shares
(US$ MILLIONS, except as noted)	Shares outstanding (Shares)	Share capital
Balance as at January 1, 2024	25,934,120	$737
Balance as at June 30, 2024	25,934,120	$737
The company’s share capital is comprised of exchangeable shares, class B shares and class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, the class C shares, the most subordinated of all of the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 5 for further details related to the exchangeable shares and the class B shares.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
NOTE 22. RELATED PARTY TRANSACTIONS
In the normal course of operations, the company entered into the transactions below with related parties. The ultimate parent of the company is Brookfield Corporation. Other related parties of the company represent Brookfield Corporation’s subsidiaries and operating entities.
Pursuant to the Master Services Agreement, on a quarterly basis, the company and other service recipients (the “Service Recipients” as defined in the Master Services Agreement) pay a base management fee, referred to as the Base Management Fee, to certain service providers (the “Service Providers” as defined in the Master Services Agreement), equal to 0.3125% per quarter (1.25% annually) of the total capitalization of Brookfield Business Partners. For purposes of calculating the Base Management Fee, the total capitalization of Brookfield Business Partners is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients (including the exchangeable shares) that are not held by Brookfield Business Partners, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities.
The company is responsible for paying its proportionate share of the total Base Management Fee in connection with the Master Services Agreement. The Base Management Fee attributable to the company for the three and six month period ended June 30, 2024 was $6 million and $12 million, respectively (June 30, 2023: $5 million and $9 million, respectively). The expense related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the unaudited interim condensed consolidated statements of operating results.
An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s investment mandate. In the normal course of business, the group and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the group, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the group’s best interests.
In addition, Brookfield has entered into indemnity agreements with the company related to certain contracts that were in place prior to the creation of Brookfield Business Partners. Under these indemnity agreements, Brookfield has agreed to indemnify or refund the company, as appropriate, for the receipt of payments relating to such contracts. The company’s construction operation is involved in legal proceedings related to legacy projects in the Middle East which predates the special distribution and the partnership’s spin-off from Brookfield. Brookfield has agreed to indemnify the company for certain legacy projects in the Middle East and during the three months ended June 30, 2024, the company drew on the indemnity agreement for a receivable related to this project.
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of the company). Brookfield will have the right to cause the company or Brookfield Business Partners to redeem the preferred securities at par plus accrued and unpaid dividends to the extent of any net proceeds received by the company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option. As at June 30, 2024, the amount subscribed from the company was $nil (December 31, 2023: $nil) and the amount subscribed from Brookfield Business Partners was $725 million (December 31, 2023: $725 million). The remaining capacity available on the commitment agreement with Brookfield is $25 million.
The company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a 10-year revolving $1 billion credit facility to facilitate the movement of cash within the group. The credit facility permits the company to borrow up to $1 billion from Brookfield Business Partners and the other permits Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis. As at June 30, 2024, the amount outstanding on deposit is $274 million payable to Brookfield Business Partners included in accounts payable and other (December 31, 2023: $135 million receivable from Brookfield Business Partners).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
Brookfield Business Partners provided the company an equity commitment in the amount of $2 billion. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which the exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, by $25.00 per share. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control the company and has the ability to elect a majority of the Board of Directors.
From time to time, Brookfield may place funds on deposit with Brookfield Business Partners and the company, on terms approved by the independent directors of the company. Interest earned or incurred on such deposits is at market terms. As at June 30, 2024, the deposit from Brookfield was $nil (December 31, 2023: $nil) and the company incurred interest expense of $nil for the three and six months ended June 30, 2024 on these deposits (June 30, 2023: $nil).
A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of Brookfield Business Partners under Brookfield Business Partners’ $2.35 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
As at June 30, 2024, the company had a loan receivable of $1.1 billion from Brookfield Business Partners in connection with the proceeds received from the disposition of the company’s nuclear technology services operation. The loan receivable is non-interest bearing and is due on demand and included in accounts and other receivable, net.
Inclusive of those described above, the following table summarizes the transactions the company has entered into with related parties and balances the company has entered into for the three and six month periods ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Transactions during the period
Revenues (1)	$54	$6	$81	$53
____________________________________
(1)The company provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Balances at end of period:
Accounts and other receivable, net	$1,432	$1,376
Accounts payable and other	276	23
Non-recourse borrowings in subsidiaries of the company	44	68
NOTE 23. DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (currency risk and interest rate risk) and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023
The aggregate fair values of the company’s derivative financial instruments are as follows:

	June 30, 2024		December 31, 2023
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$62	$(35)	$1	$(41)
Cross currency swaps	19	(15)	—	(3)
Interest rate derivatives	93	(2)	54	(4)
Total	$174	$(52)	$55	$(48)
Total current	$5	$(18)	$10	$(5)
Total non-current	$169	$(34)	$45	$(43)
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended June 30,
(US$ MILLIONS)	2024	2023
Net interest paid (received)	$353	$467
Net income taxes paid (received)	50	70
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2024	2023
Accounts receivable	$(101)	$(104)
Inventory	(5)	(73)
Prepayments and other	(111)	(195)
Accounts payable and other	120	58
Changes in non-cash working capital, net	$(97)	$(314)
NOTE 25. SUBSEQUENT EVENTS
(a)Dividend
On August 1, 2024, the Board of Directors declared a quarterly dividend in the amount of $0.0625 per exchangeable share, payable on September 27, 2024 to shareholders of record as at the close of business on August 30, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Business Corporation (our “company”). This MD&A is dated August 7, 2024 and has been approved by the board of directors of our company (the “Board of Directors”) for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we”, “us” and “our” refer to Brookfield Business Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our company’s most recently issued annual financial statements. Additional information is available on our website at https://bbu.brookfield.com/bbuc/overview, on SEDAR+ at www.sedarplus.ca and on EDGAR’s website at www.sec.gov.
The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Business Partners”). Brookfield Business Partners, our company and respective subsidiaries are referred to collectively as our “group”. We believe economic equivalence is achieved through targeting identical dividends and distributions on the exchangeable shares and the LP Units and each exchangeable share being exchangeable at the option of the holder for one LP Unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the LP Units and the combined business performance of our company and Brookfield Business Partners as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://bbu.brookfield.com. The information found on, or accessible through, https://bbu.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of our group, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of our group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
1

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices, and volatility in the financial markets;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•business competition, including competition for acquisition opportunities;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•changes to our credit ratings;
•technological change;
•the ability to obtain insurance for our business operations;
•labor disruptions and economically unfavorable collective bargaining agreements;
•litigation;
•investments in jurisdictions with less developed legal systems;
•our group does not have control over all of the businesses in which we own investments;
•changes to the market price of any investments in public companies;
•our compliance with environmental laws and the broader impacts of climate change;
•cybersecurity incidents;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;
•the effectiveness of our internal controls over financial reporting;
•the market price of the exchangeable shares and units may be volatile;
•political instability and unfamiliar cultural factors;
•changes in government policy and legislation;
•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our group’s operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;
•operational or business risks that are specific to any of our operating businesses;
•reliance on third party service providers;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•Brookfield’s significant influence over our group;
•the lack of an obligation of Brookfield to source acquisition opportunities to our group;
•the departure of some or all of Brookfield’s professionals;
2

•control of our company, the partnership or the general partner of the partnership may change without unitholder or shareholder consent;
•Brookfield may increase its ownership in our company;
•the Master Services Agreement and our group’s other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our shareholders;
•conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been unrelated parties;
•our company is not entitled to terminate the Master Services Agreement and the general partner of the partnership may be unable or unwilling to do so;
•the limited liability of, and our company’s indemnification of, the Service Providers;
•Brookfield’s relationship with Oaktree Capital Group, LLC, together with its affiliates;
•our company may become regulated as an investment company under the U.S. Investment Company Act of 1940, as amended;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the exchangeable shares;
•limits on shareholders’ ability to obtain favorable judicial forum for disputes related to Brookfield Business Partners or to enforce judgements against our group;
•changes in tax law and practice;
•ability to collect amounts owed; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report on Form 20-F for the year ended December 31, 2023 (our “2023 Annual Report”).
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
For a more comprehensive list of risks and uncertainties, please refer to our 2023 Annual Report under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our company to be materially different from those contained in forward-looking statements or information. Given these risks, assumptions and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. We qualify any and all of our forward looking statements by these cautionary factors. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information. We undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise, except as required by law.
3

Basis of Presentation
The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of our company, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies our company applied in its annual consolidated financial statements as at and for the year ended December 31, 2023, except for the impact of the adoption of the new accounting policies and standards described within the New Accounting Policies Adopted section of this MD&A. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of our company and its consolidated subsidiaries, which are the entities over which our company has control. Our nuclear technology services operation sold in November 2023 has been presented as a discontinued operation.
Overview of Our Company
Our company is a Canadian corporation established by Brookfield Business Partners as an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Each exchangeable share of our company is exchangeable at the option of the holder for one LP Unit or its cash equivalent and structured with the intention of providing an economic return equivalent to one LP Unit. Through our operating subsidiaries, we own and operate high-quality services and industrial operations that benefit from a strong competitive position and provide essential products and services. We seek to build value by pursuing an operations-oriented approach to enhancing cash flows and opportunistically recycling capital to grow our existing operations and make new acquisitions. We strive to ensure that all our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows.
Review of Consolidated Results of Operations
The table below summarizes our results of operations for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2024	2023	2024	2023
Continuing operations
Revenues	$1,929	$1,908	$3,794	$3,773
Direct operating costs	(1,860)	(1,669)	(3,512)	(3,285)
General and administrative expenses	(77)	(63)	(141)	(124)
Interest income (expense), net	(203)	(233)	(413)	(445)
Equity accounted income (loss)	2	2	3	—
Impairment reversal (expense), net	—	(7)	(2)	(7)
Gain (loss) on acquisitions/dispositions, net	—	87	—	87
Remeasurement of exchangeable and class B shares	237	101	126	(20)
Other income (expense), net	(59)	171	(70)	133
Income (loss) before income tax	(31)	297	(215)	112
Income tax (expense) recovery
Current	16	(112)	(28)	(122)
Deferred	55	10	109	23
Net income (loss) from continuing operations	$40	$195	$(134)	$13
Discontinued operations
Net income (loss) from discontinued operations	—	(37)	—	(40)
Net income (loss)	$40	$158	$(134)	$(27)
Attributable to:
Brookfield Business Partners	$124	$108	$(26)	$(32)
Non-controlling interests	(84)	50	(108)	5
	$40	$158	$(134)	$(27)
4

Comparison of the three and six months ended June 30, 2024 and 2023
For the three months ended June 30, 2024, net income from continuing operations decreased by $155 million to net income of $40 million, compared to $195 million for the three months ended June 30, 2023. Current period results included the impact of costs incurred and one-time billing credits provided to customers related to the disruption of operations during a cybersecurity incident at our dealer software and technology services operation and reduced contribution from our construction operation due to the impact of additional costs related to a project nearing completion. These impacts were partially offset by a remeasurement gain on our exchangeable and class B shares that are classified as liabilities under International Financial Reporting Standards (“IFRS”). As at June 30, 2024, the exchangeable and class B shares were remeasured to reflect the closing price of $18.85 per unit.
For the six months ended June 30, 2024, the company recognized a net loss from continuing operations of $134 million, compared to net income from continuing operations of $13 million for the six months ended June 30, 2023. The decrease was primarily due to the same factors described above.
Net income (loss) from discontinued operations for the three and six months ended June 30, 2023 relates to our former investment in a nuclear technology services operation which was sold in November 2023.
For the three months ended June 30, 2024, net income was $40 million, with $124 million of net income attributable to Brookfield Business Partners. For the three months ended June 30, 2023, net income was $158 million, with $108 million of net income attributable to Brookfield Business Partners.
For the six months ended June 30, 2024, the company recognized a net loss of $134 million, compared to net loss of $27 million for the six months ended June 30, 2023.
Revenues
Revenues for the three months ended June 30, 2024 of $1,929 million increased by $21 million, compared to $1,908 million for the three months ended June 30, 2023. Results benefited from higher revenues in our construction operation, partially offset by lower revenues at our dealer software and technology services operation due to one-time billing credits offered to customers following a cybersecurity incident.
In June 2024, our dealer software and technology services operation detected and promptly responded to unauthorized cyber activity on its network. Upon discovery, our dealer software and technology services operation shut down its systems to address and investigate the issue while notifying law enforcement. This cybersecurity incident, and the subsequent system shut down, caused disruption to the business. In addition, the business incurred certain expenses to respond to, investigate and remediate the matter, including one-time billing credits that were offered to customers. Our dealer software and technology services operation has successfully brought all active customers back onto its dealer management system and other applications. We do not expect that this cybersecurity incident will have a material impact on the results of operations or financial condition of our company. For further information, refer to pages 17 and 18 of the “Risk Factors” section in our 2023 Annual Report.
For the six months ended June 30, 2024, revenues increased by $21 million to $3,794 million, compared to $3,773 million for the six months ended June 30, 2023. The increase was primarily due to the same factors described above.
Direct operating costs
For the three months ended June 30, 2024, direct operating costs increased by $191 million to $1,860 million, compared to $1,669 million for the three months ended June 30, 2023. The increase was primarily due to higher costs within our construction operation as a result of increased activity.
For the six months ended June 30, 2024, direct operating costs increased by $227 million to $3,512 million, compared to $3,285 million for the six months ended June 30, 2023. The increase was primarily due to the same factors described above.
General and administrative expenses
For the three months ended June 30, 2024, general and administrative expenses increased by $14 million to $77 million, compared to $63 million for the three months ended June 30, 2023. The increase is primarily due to the impact of costs incurred related to the disruption of operations during a cybersecurity incident at our dealer and technology software services operation.
For the six months ended June 30, 2024, general and administrative expenses increased by $17 million to $141 million, compared to $124 million for the six months ended June 30, 2023. The increase was primarily due to the same factors described above.
5

Interest income (expense), net
For the three months ended June 30, 2024, interest expense, net decreased by $30 million to $203 million, compared to $233 million for the three months ended June 30, 2023. The decrease was primarily due to interest cost savings at our dealer software and technology services operation as a result of refinancings completed in the period and prior year. Interest expense includes $9 million of dividends accrued on the exchangeable shares (June 30, 2023: $9 million).
For the six months ended June 30, 2024, interest expense, net decreased by $32 million to $413 million, compared to $445 million for the six months ended June 30, 2023. The decrease was primarily due to the same factors described above.
Remeasurement of exchangeable and class B shares
For the three months ended June 30, 2024, the remeasurement gain on exchangeable shares and class B shares was $237 million compared to a remeasurement gain of $101 million for the three months ended June 30, 2023. The exchangeable shares and class B shares were remeasured to reflect the closing price of one LP Unit, valued at $18.85 per unit as at June 30, 2024.
For the six months ended June 30, 2024, the remeasurement gain on exchangeable shares and class B shares was $126 million compared to a remeasurement loss of $20 million for the six months ended June 30, 2023.
Other income (expense), net
For the three months ended June 30, 2024, net other income (expense) decreased by $230 million to net other expense of $59 million, compared to net other income of $171 million for the three months ended June 30, 2023. For the three months ended June 30, 2024, the components of other income (expense), net include $47 million of net gains on debt modification extinguishment, $10 million of business separation expenses, stand-up costs and restructuring charges, $82 million related to provisions recorded at our construction operation and $14 million of other expenses. For the three months ended June 30, 2023, the components of other income (expense), net include $208 million of net gains on debt modification and extinguishment, $25 million of business separation expenses, stand-up costs and restructuring charges, $5 million of realized net revaluation losses, $2 million in transaction costs and $5 million of other expenses.
For the six months ended June 30, 2024, net other income (expense) decreased by $203 million to net other expense of $70 million, compared to net other income of $133 million for the six months ended June 30, 2023. For the six months ended June 30, 2024, the components of other income (expense), net include $47 million of net gains on debt modification extinguishment, $10 million of realized net revaluation gains, $14 million of business separation expenses, stand-up costs and restructuring charges, $82 million related to provisions recorded at our construction operation and $31 million of other expenses. For the six months ended June 30, 2023, the components of other income (expense), net include $208 million of net gains on debt modification and extinguishment, $52 million of business separation expenses, stand-up costs and restructuring charges, $7 million in transaction costs, $3 million of realized net revaluation losses and $13 million of other expenses.
Income tax (expense) recovery
For the three months ended June 30, 2024, current income tax (expense) recovery increased by $128 million to current income tax recovery of $16 million, compared to current income tax expense of $112 million for the three months ended June 30, 2023. The decrease in current income tax (expense) recovery was primarily due to lower taxable income within our dealer software and technology services operation and lower income tax expense in our operations due to dispositions completed in the prior year. Deferred income tax recovery for the three months ended June 30, 2024 increased by $45 million to $55 million, compared to $10 million for the three months ended June 30, 2023. The increase in deferred income tax recovery was primarily due to the recognition of tax attributes generated within our healthcare services and construction operation, partially offset by lower utilization of tax attributes in our dealer software and technology services operation compared to the prior period.
For the six months ended June 30, 2024, current income tax expense decreased by $94 million to $28 million, compared to $122 million for the six months ended June 30, 2023. Deferred income tax recovery for the six months ended June 30, 2024 increased by $86 million to $109 million, compared to $23 million for the six months ended June 30, 2023. The changes are primarily due to the same factors described above.
6

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2024		2023				2022
(US$ MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$1,929	$1,865	$1,946	$1,964	$1,908	$1,865	$1,906	$1,929
Direct operating costs	(1,860)	(1,652)	(1,749)	(1,760)	(1,669)	(1,616)	(1,704)	(1,712)
General and administrative expenses	(77)	(64)	(78)	(66)	(63)	(61)	(67)	(60)
Interest income (expense), net	(203)	(210)	(206)	(227)	(233)	(212)	(194)	(187)
Equity accounted income (loss)	2	1	2	1	2	(2)	5	2
Impairment reversal (expense), net	—	(2)	(599)	—	(7)	—	(21)	—
Gain (loss) on acquisitions/dispositions, net	—	—	—	—	87	—	—	—
Remeasurement of exchangeable and Class B shares	237	(111)	(392)	148	101	(121)	182	126
Other income (expense), net	(59)	(11)	44	(51)	171	(38)	(43)	(24)
Income (loss) before income tax	(31)	(184)	(1,032)	9	297	(185)	64	74
Income tax (expense) recovery
Current	16	(44)	(5)	(40)	(112)	(10)	(13)	(26)
Deferred	55	54	1	71	10	13	46	38
Net income (loss) from continuing operations	$40	$(174)	$(1,036)	$40	$195	$(182)	$97	$86
Discontinued operations:
Net income (loss) from discontinued operations	—	—	3,885	(33)	(37)	(3)	61	(55)
Net income (loss)	$40	$(174)	$2,849	$7	$158	$(185)	$158	$31
Attributable to:
Brookfield Business Partners	$124	$(150)	$454	$97	$108	$(140)	$194	$92
Non-controlling interests	(84)	(24)	2,395	(90)	50	(45)	(36)	(61)
	$40	$(174)	$2,849	$7	$158	$(185)	$158	$31
Revenues and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. Net income is impacted by periodic monetization gains, impairment losses and gains or losses on remeasurement of exchangeable shares.
7

Review of Consolidated Financial Position
The following table is a summary of the unaudited interim condensed consolidated statements of financial position as at June 30, 2024 and December 31, 2023:

			Change
(US$ MILLIONS)	June 30, 2024	December 31, 2023	June 30, 2024 vs December 31, 2023
Assets
Cash and cash equivalents	$754	$772	$(18)
Financial assets	324	224	100
Accounts and other receivable, net	3,335	3,569	(234)
Inventory, net	63	61	2
Other assets	774	737	37
Property, plant and equipment	2,671	2,743	(72)
Deferred income tax assets	263	221	42
Intangible assets	6,411	6,931	(520)
Equity accounted investments	208	222	(14)
Goodwill	5,700	5,702	(2)
	$20,503	$21,182	$(679)
Liabilities and Equity
Liabilities
Accounts payable and other	$5,030	$4,818	$212
Non-recourse borrowings in subsidiaries of the company	8,332	8,823	(491)
Exchangeable and class B shares	1,375	1,501	(126)
Deferred income tax liabilities	1,184	1,280	(96)
	$15,921	$16,422	$(501)
Equity
Brookfield Business Partners	$849	$880	$(31)
Non-controlling interests	3,733	3,880	(147)
	4,582	4,760	(178)
	$20,503	$21,182	$(679)
Financial assets
Financial assets increased by $100 million to $324 million as at June 30, 2024, compared to $224 million as at December 31, 2023. The balance comprised loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to fair value adjustments in derivative assets at our dealer software and technology services operation and our water and wastewater operation.
Accounts receivable and other, net
Accounts receivable and other, net decreased by $234 million to $3,335 million as at June 30, 2024, compared to $3,569 million as at December 31, 2023. The decrease was primarily due to the repayment of a receivable from Brookfield Business Partners under the credit agreement as described in Note 22 of the unaudited interim condensed consolidated financial statements, the timing of billed receivables in our dealer software and technology services operation, combined with the impact of foreign exchange movements within our operations, partially offset by an increase in receivables at our construction operation due to higher activity in the period.
Property, plant & equipment and intangible assets
PP&E decreased by $72 million to $2,671 million as at June 30, 2024, compared to $2,743 million as at December 31, 2023. The decrease was primarily due to the impact of foreign exchange movements of $63 million. The depreciation expense of $92 million was mostly offset by PP&E additions of $83 million. As at June 30, 2024, PP&E included $222 million of right-of-use assets (December 31, 2023: $245 million).
8

Intangible assets decreased by $520 million to $6,411 million as at June 30, 2024, compared to $6,931 million as at December 31, 2023. The decrease was primarily due to $298 million of regular amortization expense and impact of foreign exchange movements of $354 million, partially offset by additions of $132 million primarily at our water and wastewater operation.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Capital expenditures were primarily related to production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operation and maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services. In addition, we included additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the six months ended June 30, 2024 were $47 million and $98 million, respectively (June 30, 2023: $90 million and $192 million, respectively). The decrease in maintenance and growth capital expenditures was primarily due to the disposition of our nuclear technology services operation in November 2023.
Accounts payable and other
Accounts payable and other increased by $212 million to $5,030 million as at June 30, 2024, compared to $4,818 million as at December 31, 2023. The increase was primarily due to higher accounts payable and accrued liabilities in our construction operation, combined with deposits received from Brookfield Business Partners used to repay borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Deferred income tax liabilities
Deferred income tax liabilities decreased by $96 million to $1,184 million as at June 30, 2024, compared to $1,280 million as at December 31, 2023. The decrease was primarily due to the increase in tax attributes within our dealer software and technology services operation, combined with reductions to the deferred tax liabilities within our water and wastewater operation.
Non-recourse borrowings in subsidiaries of the company
Borrowings are discussed in “Liquidity and Capital Resources”.
Summary Financial Information Related to the Partnership
As the market price of the exchangeable shares is expected to be significantly impacted by the market price of the LP Units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details, please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

(US$ MILLIONS)	Three Months Ended June 30,		Six Months Ended June 30,
IFRS Measures	2024	2023	2024	2023
Revenues	$11,946	$13,506	$23,961	$27,264
Net income (loss)	65	41	$268	$244

(US$ MILLIONS)	As at
IFRS Measures	June 30, 2024	December 31, 2023
Total assets	$81,521	$82,385
Total liabilities	63,317	63,853
Total equity	18,204	18,532

(US$ MILLIONS)	Three Months Ended June 30,		Six Months Ended June 30,
Non-IFRS Measure	2024	2023	2024	2023
Adjusted EBITDA (1)	$524	$606	$1,068	$1,228
____________________________________
(1)The partnership’s definition of this non-IFRS financial measure is included within the partnership’s periodic reporting referenced in the introductory section of this MD&A.
9

Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, we believe that our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and monetizations of mature businesses, and access to public and private capital markets.
As at June 30, 2024, the outstanding non-recourse borrowings in subsidiaries of our company were $8,332 million compared to $8,823 million as at December 31, 2023. Non-recourse borrowings in subsidiaries of our company comprised the following:

(US$ MILLIONS)	June 30, 2024	December 31, 2023
Term loans	$4,641	$4,729
Project financing	814	924
Notes and debentures	2,713	2,817
Credit facilities (1)	164	353
Total non-recourse borrowings in subsidiaries	$8,332	$8,823
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
We principally finance our assets at the operating company level with debt that is non-recourse to both our company and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities and term loans with variable interest rates, and notes and debentures with fixed interest rates, with varying maturities ranging from less than one year to 22 years. Borrowings decreased by $491 million between June 30, 2024 and December 31, 2023, primarily due to repayment of borrowings under subscription facilities of Brookfield-sponsored private equity funds that our company invests alongside.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of our operations are currently in compliance with all material covenant requirements and the company continues to work with its businesses to monitor performance against such covenant requirements.
The partnership has provided our company with an equity commitment in the amount of $2 billion in order to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.
Our company has also entered into two credit facilities with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving credit facility for purposes of providing our company and Brookfield Business Partners with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Our company may also establish credit facilities with one or more arm’s length banks. We intend to use the liquidity provided by the credit facilities for working capital purposes. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis. As at June 30, 2024, the amount outstanding on deposit is $274 million payable to Brookfield Business Partners included in accounts payable and other (December 31, 2023: receivable from Brookfield Business Partners of $135 million included in accounts and other receivable, net).
10

Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership (including subsidiaries of our company). As at June 30, 2024, the amount subscribed from our company was $nil (December 31, 2023: $nil) and the amount subscribed from other subsidiaries of Brookfield Business Partners was $725 million (December 31, 2023: $725 million). The remaining capacity available on the commitment agreement with Brookfield is $25 million. Brookfield will have the right to cause our company or Brookfield Business Partners to redeem the preferred securities at par to the extent of any net proceeds received by our company or Brookfield Business Partners from the issuance of equity, incurrence of indebtedness or sale of assets. Brookfield has the right to waive its redemption option.
Dividend Policy
The Board of Directors may declare dividends at its discretion. However, each exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit. Our company targets to declare and pay dividends on the exchangeable shares at the same time as distributions are declared and paid on the LP Units and targets that dividends on each exchangeable share are declared and paid in the same amount as distributions are declared and paid on each LP Unit to provide holders of exchangeable shares with an economic return equivalent to holders of the LP Units.
The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per exchangeable share, payable on September 27, 2024 to shareholders of record as at the close of business on August 30, 2024. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared by the board of directors of the general partner of Brookfield Business Partners on its LP Units.
Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
As at June 30, 2024, we had cash and cash equivalents of $754 million, compared to $772 million as at December 31, 2023. The net cash flows for the six months ended June 30, 2024 and June 30, 2023, were as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2024	2023
Cash flow provided by (used in) operating activities	$(19)	$(69)
Cash flow provided by (used in) financing activities	234	(239)
Cash flow provided by (used in) investing activities	(171)	375
Effect of foreign exchange rates on cash	(62)	33
Change in cash and cash equivalents	$(18)	$100
Cash flow provided by (used in) operating activities
Total cash flow used in operating activities for the six months ended June 30, 2024 was $19 million compared to cash used of $69 million for the six months ended June 30, 2023. Cash flow used in operating activities during the six months ended June 30, 2024 was primarily attributable to timing of working capital changes within our construction operation. Net of non-cash working capital changes, cash flow provided by operating activities decreased by $167 million to $78 million for the six months ended June 30, 2024 compared to $245 million for the six months ended June 30, 2023, primarily due to the sale of our nuclear technology services operation which was sold in November 2023.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $234 million for the six months ended June 30, 2024, compared to cash used of $239 million for the six months ended June 30, 2023. During the six months ended June 30, 2024, our financing activities included net proceeds on non-recourse borrowings, which comprised primarily borrowings at our healthcare services in Australia and proceeds from Brookfield Business Partners under the credit agreement as described in Note 22 of the unaudited interim condensed consolidated financial statements.
11

Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $171 million for the six months ended June 30, 2024, compared to cash flow provided by investing activities of $375 million for the six months ended June 30, 2023. Our cash flows used in investing activities were primarily related to capital expenditures of property, plant and equipment and intangible assets of $154 million, primarily within our healthcare services and water and wastewater operation, respectively.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at June 30, 2024, the total outstanding amounts were approximately $1.4 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. Our company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the unaudited interim condensed consolidated financial statements.
BBUC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) the obligations of Brookfield Business Partners under its $2.35 billion bilateral credit facilities and (ii) the obligations of Brookfield Business Partners under its $1 billion revolving acquisition credit facility with Brookfield. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our construction operation and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations.
In the normal course of operations, our operating subsidiaries will execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects. The company’s construction operation is involved in legal proceedings related to legacy projects in the Middle East which predates the special distribution and the partnership’s spin-off from Brookfield. Brookfield has agreed to indemnify the company for certain legacy projects in the Middle East and during the three months ended June 30, 2024, the company drew on the indemnity agreement for a receivable related to this project.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. Our dealer software and technology services operation has become subject to several class action lawsuits in connection with the cybersecurity incident and the operation may be subject to further lawsuits, claims, inquiries or investigations. We believe that the legal proceedings are without merit and intend to vigorously contest them. On an ongoing basis, we assess the potential impact of these events. Aside from the costs to defend against these claims, the potential loss amount from these claims cannot be measured and is not probable at this time.
On August 15, 2023, the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid (“NCIB”) for its exchangeable shares. Under the NCIB, our company is authorized to repurchase up to 5% of its issued and outstanding exchangeable shares as at August 8, 2023 or 3,647,745 shares, including up to 7,702 shares on the TSX during any trading day.
During the six months ended June 30, 2024, our company did not repurchase any of its exchangeable shares (June 30, 2023: nil).
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Contractual Obligations
An integral part of our company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, our company may make commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at June 30, 2024:

	Payments as at June 30, 2024
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$8,596	$241	$95	$3,808	$4,452
Lease liabilities	473	47	34	69	323
Interest expense	5,739	670	672	2,072	2,325
Obligations under agreements	53	35	7	11	—
Exchangeable and class B shares	1,375	1,375	—	—	—
Total	$16,236	$2,368	$808	$5,960	$7,100
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 22 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our “Material Accounting Policy Information” contained in Note 2 of our annual consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.
Global minimum top-up tax
The company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the six months ended June 30, 2024. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the company.
Controls and procedures
No change in our internal control over financial reporting occurred during the three and six months ended June 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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New Accounting Policies Adopted
The company has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2024.
(i)    Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The company adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the company’s unaudited interim condensed consolidated financial statements.
Future changes in accounting policies
There are currently no other future changes to IFRS with expected material impacts on the company.
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Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION.
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS CORPORATION. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2024 AND DECEMBER 31, 2023 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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